

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2016

Michael D. Tofias
25 Cambridge Drive
Short Hills, NJ 07078

Re: **Surge Components, Inc.**
 DFAN14A – Soliciting Materials filed pursuant to Rule 14a-12 on Schedule 14A
 Filing made on November 7, 2016 by Bradley P. Rexroad and Michael D. Tofias
 File Number: 000-27688

Dear Mr. Tofias,

 We have reviewed the above-captioned filing, have the following comments. Please respond to this letter by providing the requested information to us. If you do not believe our comments apply to your facts and circumstances, please advise us why in your response.

 After reviewing any information you provide in your response to these comments, we may have additional comments.

General

1. The participants compare the performance of Surge Components' stock over time to that of the S&P 500 and Russell 2000 indices, and point to this comparison as indicative of the company's "underperformance." It is our understanding, however, that neither index includes among its constituent securities Surge Components' common stock. In light of Rule 14a-9's prohibition on making statements that are misleading as to a material fact or that omit information necessary to make a material fact not misleading, please confirm, if true, that the participants will disclose in future soliciting materials that Surge Components is not a member of either the S&P 500 or the Russell 2000 index.

2. Please refer to the following statement: "Mr. Lubman made several well-timed purchases around the time that the poison pill was being adopted... ..None of these purchases would have been permissible had they occurred after the adoption of the poison pill." The participants' assertion implies the rights plan inexorably barred Mr. Lubman from making these purchases given that his ownership interest in Surge Components already exceeded the 4.99% threshold. This contention was made notwithstanding the rights plan's explicit provision for exempting purchases that would otherwise trigger the right. In view of the apparent exemptive process outlined at page 47 of Exhibit 4.1 to the Form 8-K filed October 7, 2016, please confirm that the participants, in future soliciting materials, will not make unqualified assertions that could imply that the rights plan unequivocally prohibits purchases above the threshold. We direct the participants to their previous confirmation to this effect in their October 19, 2016 response letter.

3. The participants assert that "[t]he $500,000 repurchase plan that Surge announced in November 2015 has been woefully mismanaged, as Surge has repurchased only $23,000 worth of stock through August 2016." Please confirm that the participants will characterize statements such as "woefully mismanaged" as an opinion or belief in future soliciting materials. In addition, please provide us with the factual basis for this assertion given the apparently equally plausible possibility that Surge Components' directors may have acted in accordance with their fiduciary duties by not spending the purportedly announced $500,000 maximum. For example, the Board conceivably could have conscientiously decided to proactively manage the pace of repurchases with funds set aside for the repurchase plan, or otherwise prioritized repurchases under the plan behind other of the issuer's initiatives.

      We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Douglas K. Schnell
David Berger
Scott Blumenkranz
Bradley P. Rexroad